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Exhibit 4.8

SECOND AMENDMENT
TO THE
1996 STOCK INCENTIVE PLAN

    The 1996 Stock Incentive Plan ("Plan") as adopted by the board and approved by the stockholders on September 4, 1996, is hereby amended, subject to approval by the holders of a majority of the common stock, par value $.10 per share of ebix.com, Inc. (the "Company"), present or represented and entitled to vote at the Company's 2001 Annual Meeting of Stockholders, as follows:

    I.

    To increase the number of shares of common stock available for grant under the Plan by 2,000,000, Section 3(a) is amended by deleting the number "2,700,000" and substituting therefor the number "4,700,000."

    II.

    Pursuant to Section 17(a), notwithstanding any provision herein or in the Plan to the contrary, no option granted in respect of the 2,000,000 additional shares of Common Stock authorized by this amendment which options may be granted to Participants may be exercised before stockholder approval is obtained and, if such approval is not obtained, all such outstanding options shall become void, no further grants shall be made pursuant to this amendment and the Plan shall immediately revert to its provisions in effect prior to this amendment.

    III.

    Except as modified herein, the Plan shall remain in full force and effect.

    IN WITNESS WHEREOF the Company has caused this amendment to be executed by its duly authorized officer this 30th day of May, 2001.

EBIX.COM, INC.
By:	/s/ RICHARD J. BAUM
Title:	Senior Vice-President Finance and Administration, Chief Financial Officer and Secretary

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SECOND AMENDMENT TO THE 1996 STOCK INCENTIVE PLAN